FOR IMMEDIATE RELEASE	February 24, 2014

Micromem Technologies Inc. Appoints New Independent Director

Toronto, New York, February 24, 2014: Micromem Technologies Inc. (the “Company”) (CSE: MRM, OTCBB: MMTIF) announces Brian Von Herzen, Ph.D. has been appointed by the Board of Directors as an Independent Director. Dr. Von Herzen is a graduate of Caltech, Princeton and a recipient of the Hertz Foundation Fellowship, with extensive experience in the design and development of electronic systems and integrated circuits as well as software systems and hardware/software co-design. He has developed software and hardware systems ranging from apps on smartphones to multi-GHz correlating spectrometers for the Caltech Submillimeter Observatory. He has extensive experience with electronic and optical system development for commercial electronic products.

Since 1993, Dr. Von Herzen has served as Chief Executive Officer at Rapid Prototypes, Inc. providing turnkey electronic product design services, including commercial product specifications and fully functional engineering product prototypes, frequently using programmable logic devices. Rapid Prototypes are experts in the electronic engineering technologies to minimize time to market for new electronic products in networking, consumer electronics and other commercial products. They also have developed some of the world’s fastest commercial FPGA applications. Dr. Von Herzen also serves on the board of directors of the Climate Foundation and Bright Energy Storage Technologies, LLP.

About Micromem and MASTInc
MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC BB: MMTIF, CSE: MRM) company. MASTInc analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement
This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: NASD OTC-Bulletin Board - Symbol: MMTIF
                CSE - Symbol: MRM
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SEC File No: 0-26005
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